Mail Stop 4561   April 11, 2008

Thomas A. Broughton III
President and Chief Executive Officer
ServisFirst Bancshares, Inc.
3300 Cahaba Road, Suite 300
Birmingham, AL 35223

      Re: ServisFirst Bancshares, Inc.
              Form 10
              Filed March 28, 2008
              File No. 0-53149

Dear Mr. Broughton:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Cautionary Note Regarding Forward-Looking Statements

3. Since you are not yet a reporting company, you do not qualify for the safe harbor, and the Form 10 does not include "forward-looking statements" within the meaning of Section 21E. Please revise accordingly.

Lending Services

Real Estate Loans, page 8

4. Under residential real estate loans, disclose the extent to which you make Alt-A loans.

Risk Factors

General

5. We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

6. The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make numerous references to the company's inability to offer assurances as to certain aspects of the company's business. Instead of stating the company's inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Management's Discussion and Analysis, page 32

Overview, page 32

7. Please revise to discuss management's concerns regarding the impact of the current economic crisis on the company. We note, for example, the disclosure on page 45 regarding the impact of the downturn in the real estate market on the balance of nonperforming assets. Also, address the matter of your holdings in mortgage-backed securities. If appropriate, include a similar discussion in the risk factors section.

Nonperforming assets, page 44

8. We note your disclosure on page 45 which states that your impaired loans, which are inclusive of non-accrual loans, has increased to $11.6M as of December 31, 2007. Please revise your filing to disclose the composition of your impaired loans by loan type (i.e. real estate – construction, commercial, financial, and agricultural, etc.). To the extent that a significant amount of these impaired loans are comprised of real estate – construction loans, please revise your filing to provide the following:

- distinguish these loans based upon whether they were initially originated on a pre-sold or speculative basis, as referenced on page 8;
- separately disclose the total number of loans and corresponding average loan amount;
- separately disclose if the impaired loans are concentrated to a specific borrower(s) (i.e. home builder); and
- the procedures you perform to mitigate both the further losses with both these current impaired loans and also with the remaining performing loans within your real estate – construction portfolio.

Directors and Executive Officers, page 55

9. This section does not disclose all of the information called for by Item 401(e)(1) of Regulation S-K. For example, this section does not provide an explanation as to the nature of the responsibility undertaken by each individual in prior positions to provide adequate disclosure of his prior business experience even though each director and executive officer has been with the company for less than five years. In addition, each person's principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupation and employment were carried on, is not included. Please revise.

Executive Compensation

Compensation Discussion and Analysis

General

10. Please discuss whether the compensation committee seeks to maintain any relationship among the various elements of compensation and whether the committee's decisions regarding one element of compensation impacts its reasoning with regard to other elements of compensation. Refer to Item 402(b)(1)(vi) of Regulation S-K. For example, please discuss how the size of the change-in-control payments impacted current compensation decisions or how the

size of equity awards impacted cash incentive payments.

11. The Summary Compensation Table on page 60 shows that each named executive officer received a bonus award in 2007. Please revise the Compensation Discussion and Analysis section, where appropriate, to specifically address how these amounts were calculated. In particular, state the criteria satisfied by the Company and/or by each named executive officer which entitled him to the bonus compensation. Refer to Item 402(b)(1)(v) of Regulation S-K.

Introduction, page 57

12. You state in the first paragraph that the compensation of executive officers is determined by the company's board and compensation committee. In the following sentence it appears that the decisions regarding executive compensation are made by the bank and reviewed by the company's board. Please revise to clarify the process involved.

Rationale for Pay Mix Decisions, page 58

13. You note that overall compensation amounts are compared to those of a number of peer institutions and may be adjusted in light of that comparison. Please revise to identify the members of the peer group used in this process. In addition, please revise to clarify the statement that Mr. Broughton's compensation "may be below average overall" in light of the fact that his total compensation in 2007 was over three times that in 2005.

Measurements Used in Determining Compensation, page 59

14. This section implies that certain performance targets may have been used to establish annual bonus compensation. If applicable, please disclose the specific targets for those goals that can be quantified, such as the efficiency goals, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Grants of Plan-Based Awards in 2007, page 63

15. Please add to this table the grant date fair value of the option awards. Refer to Item 402(d)(2)(viii). We note the disclosure of this information in the notes to the financial statements on page F-20.

Change in Control Agreements, page 65

16. Revise this section to discuss how it was determined that the size of the change-in-control payments was appropriate. Refer to Item 402(j)(3) of Regulation S-K.

17. Please quantify the estimated payments and benefits that would be provided upon a change-in-control. Also, please disclose whether the payments would or could be lump sum, or annual, and by whom they would be provided. Refer to Instruction 1 to Item 402(j) of Regulation S-K. Refer also to Item 402(j)(2) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 67

18. You disclose that you have entered into related business transactions with your directors and officers. Please advise us as to why you have not provided the information called for by Item 404(a) of Regulation S-K. Please also advise us as to whether you took into consideration transactions for the two fiscal years preceding your last fiscal year in accordance with Instruction 1 to Item 404.

Recent Sales of Unregistered Securities, page 69

19. You disclose that on November 29, 2007, you issued 5,113,482 shares of ServisFirst Bancshares common stock for the common stock of ServisFirst Bank. Please state the total number of ServisFirst Bank shares that you received in this exchange. Refer to Item 701(c) of Regulation S-K.

20. You disclose that you relied upon the exemptions from registration in Sections 3(a)(2) and 3(a)(12) of the Securities Act of 1933. State briefly the facts relied upon to make the exemptions available. Refer to Item 701(d) of Regulation S-K.

Changes in and Disagreements with Accountants…, page 73

21. Please identify the date on which Maudlin & Jenkins, LLC was engaged as the independent auditor. Refer to Item 304(a)(2) of Regulation S-K.

Note 10. Common Stock, page F-24

22. Please delete the references to "accredited investors" in this section since, as you disclose on page 69, you cannot be certain that such purchasers qualified as accredited investors.

23. We note that during 2006 you recorded a $541K write-down relating to an investment in a limited partnership. Please tell us, and revise the appropriate sections of your filing to disclose, the following:

- the name and business purpose of this limited partnership;
- the initial cost basis and corresponding ownership percentage of this limited partnership;
- the current carrying amount of this limited partnership interest; and
- how you determined the amount of the write-down recorded during 2006.

Please refer to Item 303(A)(3) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or John Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at 202-551-3583 or me at 202-551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Attorney

cc: By Fax (205) 324-1133
        William K. Holbrook
        Haskell Slaughter Young & Rediker, LLC